UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934*
Amendment No. 1

ICO Global Communications (Holdings) Limited

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

44930K108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box below to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section  18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44930K108

1.	Names of Reporting Persons CDR-SATCO, L.L.C. I.R.S. Identification Nos. of Above Persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 13,928,649(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 13,928,649 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,928,649 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 9.1%(2)

12.	Type of Reporting Person (See Instructions) OO

(1)     See Item 4(c) below.

(2)     Based on 153,807,984 shares of Class A common stock outstanding as of November 3, 2008.

CUSIP No. 44930K108

1.	Names of Reporting Persons Clayton, Dubilier & Rice Fund VI Limited Partnership I.R.S. Identification Nos. of Above Persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 13,928,649 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 13,928,649 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,928,649 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 9.1%(2)

12.	Type of Reporting Person (See Instructions) PN

(1)     See Item 4(c) below.

(2)     Based on 153,807,984 shares of Class A common stock outstanding as of November 3, 2008.

CUSIP No. 44930K108

1.	Names of Reporting Persons CD&R Associates VI Limited Partnership I.R.S. Identification Nos. of Above Persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 13,928,649 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 13,928,649 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,928,649 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 9.1%(2)

12.	Type of Reporting Person (See Instructions) PN

(1)     See Item 4(c) below.

(2)     Based on 153,807,984 shares of Class A common stock outstanding as of November 3, 2008.

CUSIP No. 44930K108

1.	Names of Reporting Persons CD&R Investment Associates VI, Inc. I.R.S. Identification Nos. of Above Persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 13,928,649 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 13,928,649 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,928,649 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 9.1%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)     See Item 4(c) below.

(2)     Based on 153,807,984 shares of Class A common stock outstanding as of November 3, 2008.

Item 1.
Item 1(a)	Name of Issuer: ICO Global Communications (Holdings) Limited
Item 1(b)	Address of Issuer’s Principal Executive Offices: Plaza America Tower 1 11700 Plaza America Drive Suite 1010 Reston, VA 20190

Item 2.
Item 2(a)	Name of Person Filing:

Name of Person Filing	Address	Citizenship
CDR-SATCO, L.L.C.	1209 Orange Street, Wilmington, New Castle County, Delaware 19801	Delaware
Clayton Dubilier & Rice Fund VI Limited Partnership	Ugland House 113 South Church Street George Town, Grand Cayman, Cayman Islands BWI	Cayman Islands
CD&R Associates VI Limited Partnership	Ugland House 113 South Church Street George Town, Grand Cayman, Cayman Islands BWI	Cayman Islands
CD&R Investment Associates VI, Inc.	Ugland House 113 South Church Street George Town, Grand Cayman, Cayman Islands BWI	Cayman Islands

CDR-SATCO, L.L.C., Clayton Dubilier & Rice Fund VI Limited Partnership, CD&R Associates VI Limited Partnership, and CD&R Investment Associates VI, Inc. have entered into a Joint Filing Agreement, dated February 12, 2009, a copy of which is filed with this Schedule 13G/A as Exhibit 1, pursuant to which such reporting persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b)	Address or Principal Business Office or, if none, Residence: See Item 2(a) above.
Item 2(c)	Citizenship: See Item 2(a) above.
Item 2(d)	Title of Class of Securities: Class A Common Stock, par value $0.01 per share
Item 2(e)	CUSIP Number: 44930K108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See below.
	(b)	Percent of class: See below.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: See below.
		(ii)	Shared power to vote or to direct the vote: See below.
		(iii)	Sole power to dispose or to direct the disposition of: See below.
		(iv)	Shared power to dispose or to direct the disposition of: See below.

As of the date of this report, each of the Reporting Persons beneficially owned the number and percentage of issued and outstanding shares of common stock of ICO Global Communications (Holdings) Limited listed opposite its name, which shares such entities have held since July 26, 2000:

Reporting Person	Amount Beneficially Owned(a)		Percent of Class(b)
CDR-SATCO, L.L.C	13,928,649	(c)	9.1%
Clayton Dubilier & Rice Fund VI Limited Partnership	13,928,649	(c)	9.1%
CD&R Associates VI Limited Partnership	0	(d)	0%
CD&R Investment Associates VI, Inc.	0	(d)(e)	0%

(a)                                  Does not include 135,000 options to purchase shares of Class A common stock exercisable as of December 31, 2008, issued to Clayton, Dubilier & Rice, Inc. as assignee of compensation to David H. Wasserman, an officer of CDR-SATCO, L.L.C. who serves as a director of ICO Global Communications (Holdings) Limited.  Each of CDR-SATCO, L.L.C., Clayton Dubilier & Rice Fund VI Limited Partnership, CD&R Associates VI Limited Partnership and CD&R Investment Associates VI, Inc. expressly disclaims beneficial ownership of the stock options held by Clayton, Dubilier & Rice, Inc.

(b)                                 Based on 153,807,984 shares of Class A common stock outstanding as of November 3, 2008.

(c)                                  CDR-SATCO, L.L.C. is a limited liability company whose sole member is Clayton Dubilier & Rice Fund VI Limited Partnership.

(d)                                 Clayton Dubilier & Rice Fund VI Limited Partnership is a partnership of which CD&R Associates VI Limited Partnership is the general partner, which is a wholly-owned subsidiary of CD&R Investment Associates VI, Inc.  Each of CD&R Associates VI Limited Partnership and CD&R Investment Associates VI, Inc. expressly disclaims beneficial ownership of the shares held by Clayton, Dubilier & Rice Fund VI Limited Partnership, as well as of the shares held by CDR-SATCO, L.L.C.

(e)                                  CD&R Investment Associates VI, Inc. is managed by a board of directors comprised of over fifteen individuals, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board.  As a result, no member of the board of CD&R Investment Associates VI, Inc. controls the voting or disposition of CD&R Investment Associates VI, Inc. with respect to the shares shown as beneficially owned by CDR-SATCO, L.L.C.

Item 5.	Ownership of Five Percent or Less of a Class.
N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8.	Identification and Classification of Members of the Group.
See Item 4 above.

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certification.
N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

CDR-SATCO, L.L.C.

Date: February 12, 2009

	By:	/s/ David Wasserman
	Name:	David Wasserman
	Title:	Executive Vice President

CLAYTON, DUBILIER & RICE FUND VI Limited Partnership
	By:	CD&R Associates VI Limited Partnership,
its general partner
	By:	CD&R Investment Associates VI, Inc.,
its general partner

Date: February 12, 2009

		By:	/s/ Theresa A. Gore
		Name:	Theresa A. Gore
		Title:	Vice President, Treasurerand Assistant Secretary

CD&R ASSOCIATES VI Limited Partnership
	By:	CD&R Investment Associates VI, Inc.,
its general partner

Date: February 12, 2009

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant
Secretary

CD&R INVESTMENT ASSOCIATES VI, INC.

Date: February 12, 2009

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF AMENDMENT NO. 1 TO SCHEDULE 13G

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

(ii)

Each of them is responsible for the timely filing of such schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

CDR-SATCO, L.L.C.

Date: February 12, 2009

	By:	/s/ David Wasserman
	Name:	David Wasserman
	Title:	Executive Vice President

CLAYTON, DUBILIER & RICE FUND VI
Limited Partnership
		By:	CD&R Associates VI Limited Partnership, its general partner
		By:	CD&R Investment Associates VI, Inc., its general partner

Date: February 12, 2009
			By:	/s/ Theresa A. Gore
			Name:	Theresa A. Gore
			Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VI Limited Partnership
		By:	CD&R Investment Associates VI, Inc., its general partner
Date: February 12, 2009

		By:	/s/ Theresa A. Gore
		Name:	Theresa A. Gore
		Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VI, INC.

Date: February 12, 2009

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and
Assistant Secretary